

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Christine McCarthy
Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

> **Re: The Walt Disney Company**
> **Form 10-K for Fiscal Year Ended October 1, 2022**
> **Filed November 29, 2022**
> **File No. 001-38842**

Dear Christine McCarthy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services